Exhibit 99.23
April 9, 2013 Filed Via SEDAR To All Applicable Exchanges and Commissions Dear Sirs: Subject: Crescent Point Energy Corp. (the “Corporation”) Meeting of Shareholders

We hereby confirm the Corporation’s meeting of shareholders to be held on May 30, 2013 has been changed as follows:

Meeting Type:     FROM:  Annual General         TO: Annual & Special

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

“signed by Matthew Kelly”

Matthew Kelly
Account Officer
Corporate & Shareholder Services
Direct Dial (403) 668-8342

cc: CDS & Co.